Tian’an Technology Group Ltd.

10th Floor, Building 5

No. 525 Yuanjiang Road, Minhang District

Shanghai, China

June 1, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Tian’an Technology Group Ltd.
Registration Statement on Form S-1
File No. 333-295694

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tian’an Technology Group Ltd., hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:30 Eastern Time, on Tuesday, June 2, 2026, or as soon as practicable thereafter.

Very truly yours,

Tian’an Technology Group Ltd

By:	/s/ Heng Fei Yang
Heng Fei Yang
Chief Executive Officer